Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Advanced Digital Information Corporation (NASDAQ: ADIC) filed on May 12, 2006, its application with the U.S. Federal Trade Commission and the U.S. Department of Justice for approval of its merger with Quantum Corporation (NYSE: DSS) that was announced on May 2, 2006, as required under the Hart-Scott-Rodino Antitrust Act of 1976.

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or Invest@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.